

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mr. Nagayoshi Motokawa
Chief Representative in New York
Representative Office in New York
(Regional Headquarters for the Americas)
Japan Bank for International Cooperation
712 Fifth Avenue, 26th Floor
New York, New York 10019

> **Re: Japan Bank for International Cooperation**
> **Registration Statement under Schedule B**
> **Filed April 21, 2017**
> **File No. 333-217421**

Dear Mr. Motokawa:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement under Schedule B

General

1. Please review to discuss whether various significant events have had or are likely to have a material effect on the economic and political situation in Japan or on the Japanese Bank for International Cooperation. For example, we note the recent North Korea ballistic missile launch and China's economic slowdown.

2. To the extent possible, please update all statistics and information in the registration statement to provide the most recent data.

Summary Financial Information, Balance Sheets, page 6

3. Please explain what "Loans on deeds" are as used in the table on page 6 of your prospectus.

4. Please explain what "Unearned revenue" and "Valuation difference on available-for-sale securities" are as used in the table on page 7.

Summary Financial Operations, Statements of Cash Flows, page 10

5. We note that your "net cash provided by (used in) investing activities," set forth in the table on page 10 rose from ¥32,337 in your fiscal year 2015 to ¥716,752 in fiscal year 2016. Please discuss the reasons for that increase.

Outstanding Credit, page 11-12 and Credit Commitments, page 13-14

6. Please explain "International Organizations, etc." as used in the tables on pages 11 and 12 and in the table on pages 13 and 14.

Credit Commitments, page 13

7. Please define "Untied loans" as used in the table on page 13.

Gross Domestic Product, pages 27 - 28

8. Please explain why there are noticeable fluctuations in the "Additions to Business Inventories – Private Sectors" figures from JFY 2011 to JFY 2015.

9. Please define the term "Deflator" referenced at the bottom of the table on page 27 and on page 28.

Energy, page 29-30

10. Please indicate where footnote (b) and footnote (c) belong in the table at the bottom of page 29.

11. Please explain why there is no entry for nuclear power generation in JFY 2014 in the table at the bottom of page 30.

Foreign Trade and Balance of Payments, page 37

12. In the table on page 37, please break out the geographic sub-regions more distinctly under each main region.

Balance of Payments, page 38

13. Please explain what the categories of "Primary Income" and "Secondary Income" cover in your "Balance of Payments of Japan" table on page 38.

Foreign Direct Investment, page 39

14. Please consider providing more specific categories than "Manufacturing" and "Non-manufacturing" in the "Foreign direct investment in Japan (by industry)" and "Foreign direct investment abroad (by industry)" tables on page 39.

Tax Structure – Comprehensive Reform of Social Security and Tax, page 50

15. We note your statement in the first sentence of "Comprehensive Reform of Social Security and Tax" section that the ratio of long-term debt outstanding of central and local governments to gross domestic product was expected to reach 206% at the end of JFY 2015. Please state whether that ratio was reached.

Fiscal Investment and Loan Program, page 50-51

16. The discussion of the Fiscal Investment and Loan Program ("FILP") on page 50 indicates that the sources of funds for the FILP plan in JFY 2017 include "Fiscal Loan." Please describe what is included in the "Fiscal Loan" category.

17. Please explain what is included in the classification of "Social capital" in the table on page 51.

Internal Debt, Direct Debt of the Japanese Government, Funded Debt, page 53-54

18. Please explain why the amounts outstanding for Non-interest Special Benefit Treasury Bond XXII, 9 series, for the Non-interest Special Benefit Treasury Bond XXIII, 1 series and for the Non-interest Special Benefit Treasury Bond XXVII, 2 Series are so much higher than the amounts outstanding for the other Non-interest Special Benefit Treasury Bond series listed in the table at the bottom of page 53 and top of page 54. Please also

19. Please explain what "SA" stands for as used in the final five entries in the "Borrowings" table on page 54.

Description of the Debt Securities and Guarantee, page 61

20. Please revise the last sentence in your introductory paragraph on page 61 to indicate the section "Description of the Debt Securities and Guarantee" states the material terms of the Debt Securities and guarantee of Japan.

Guarantee of Japan, page 62

21. Please discuss the limits you refer to in the first full paragraph on page 62 that will be imposed on issuance of the guarantee by annual budgetary authorizations set by the Japanese Diet.

Closing Comment

We remind you that you are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact me at (202) 551-3242 with any questions.

Sincerely,

/s/

Mary Cascio
Special Counsel

cc: Keiji Hatano
        Sullivan and Cromwell LLP